Exhibit (a)(1)(vii)

SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH
UP TO 3,000,000 SHARES OF COMMON STOCK
OF
ASTA FUNDING, INC.
AT
TO INCREASE THE PURCHASE PRICE TO $9.50 PER SHARE
BY
MPF INVESTCO 4, LLC
A DIRECT, WHOLLY-OWNED SUBSIDIARY OF
THE MANGROVE PARTNERS MASTER FUND, LTD.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON MAY 9, 2016, UNLESS THE
OFFER IS EXTENDED.

On March 22, 2016, MPF InvestCo 4, LLC, a Delaware limited liability company (“MPF InvestCo 4,” “we,” or “us,”), which is a direct, wholly-owned subsidiary of The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (the “Parent”), distributed an offer to purchase (the “Original Offer to Purchase”) and a related letter of transmittal (the “Letter of Transmittal”) in connection with an offering to purchase up to a maximum of 3,000,000 shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc., a Delaware corporation (“Asta Funding” or the “Company”), at a price per Share of $9.00, net to the seller in cash, less any applicable withholding taxes and without interest. We, by this supplement (this “Supplement,” and together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), amend the Original Offer to Purchase as described herein. Each reference in the Original Offer to Purchase the purchase price per Share of “$9.00” shall now hereby be amended by replacing it with “$9.50”.

As a result, we are hereby offering to purchase up to a maximum of 3,000,000 Shares of the Company at a price per Share of $9.50, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related amended Letter of Transmittal (the “Amended Letter of Transmittal”) delivered herewith. This Supplement should be read in conjunction with the Original Offer to Purchase. This Supplement, the Original Offer to Purchase and related Amended Letter of Transmittal, as each may be further amended or supplemented from time to time, constitute the “Offer.” The Offer is also amended to extend the expiration date until 5:00 p.m., New York City time on Monday, May 9, 2016 (the “Expiration Date”). The Offer was originally scheduled to expire at 12:00 Midnight, Eastern Time, on April 18, 2016.

We will purchase only Shares properly tendered and not properly withdrawn. However, because of the proration provisions described in this Offer to Purchase, all of the Shares tendered may not be purchased if more than the number of Shares we seek are validly tendered. Shares not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer. Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase more than 3,000,000 Shares pursuant to the Offer.

The Offer is subject to certain conditions. See Section 14 for more information.

Questions and requests for assistance, including requests for additional copies of this Supplement, the Original Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery, may be directed to Morrow & Co., LLC, which is acting as the information agent (the “Information Agent”) and Continental Stock Transfer & Trust Company as the depositary (the “Depositary”) with respect to the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase.

After reviewing our Offer with financial and outside legal advisors a special committee of the Company’s Board of Directors (the “Special Committee”) and the Company’s Board of Directors, by unanimous vote of all of its directors at a meeting held on March 29, 2016 determined that our Offer is inadequate and not in the best interests of the Company and its stockholders. The Company’s and its Board of Director’s and management’s full response to our Offer is included in their Schedule 14D-9, as amended. As part of the Company’s response to our Offer, the Company on April 5, 2016 launched a “Dutch Auction” Self Tender Offer for 3,000,000 shares at a price range of $9.50 per share to $10.25 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

April 15, 2016

IMPORTANT

We have determined that in light of the Company’s commencement of a “Dutch Auction” for shares of its own common stock, to increase the price per Share of our Offer from $9.00 to $9.50. We have also extended the Expiration Date for the Offer until 5:00 p.m., New York City Time, on Monday, May 9, 2016. The Offer was originally scheduled to expire at 12:00 Midnight, New York City Time, on April 18, 2016.

If you have not previously tendered shares in this Offer and you wish to tender all or any portion of your shares, you should follow the instructions described in Section 3 of the Offer to Purchase. You may tender your shares using the Amended Letter of Transmittal provided herewith and following the procedures for tendering shares set forth in the Offer to Purchase.

If you have previously tendered your shares in this Offer, and you do not wish to withdraw the tender of those shares or increase the number of shares tendered, you do not need to take any further action in response to this Supplement. As a result of the increase in the Purchase Price from $9.00 to $9.50, any shares previously tendered into the Offer will now be deemed to have been tendered at $9.50 per share.

If you have previously tendered Shares in this Offer, and you wish to withdraw the tender of all or any portion of those shares, please follow the procedures for withdrawal of tendered shares, as set forth in Section 4 of the Offer to Purchase.

If you have previously tendered Shares in this Offer, and you wish to increase the number of shares tendered, you must withdraw all previously tendered shares in accordance with the procedures described in Section 4 of the Offer to Purchase and submit a new and later-dated Amended Letter of Transmittal containing your new instructions in accordance with the procedures contained in Section 3 of the Offer to Purchase or, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered shares be changed.

If you have previously tendered Shares in the Company’s “Dutch Auction,” Self Tender Offer for 3,000,000 shares at a price range of $9.50 per share to $10.25 per share (the “Dutch Auction’ Self Tender Offer”) and wish to withdraw such tender and tender your Shares into our Offer, you must follow the instructions contained in Section 4 of the Company’s offer to purchase (the “Company Offer to Purchase”), which, in part, provides that you must deliver, on a timely basis, a written or facsimile notice of your withdrawal to American Stock Transfer & Trust Company, LLC, the Company’s depositary (the “Company Depositary”), at one of its addresses appearing on the back cover page of the Company Offer to Purchase. Your notice of withdrawal from the “Dutch Auction” Self Tender Offer must specify your name, the number of Shares to be withdrawn and the name of the registered holder of such Shares. Some additional requirements apply if the certificates for Shares to be withdrawn from the “Dutch Auction” Self Tender Offer have been delivered to the Company Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3 of the Company Offer to Purchase. If you tendered your Shares in the “Dutch Auction” Self Tender Offer by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your Shares. Following the withdrawal of your Shares from the “Dutch Auction” Self Tender Offer, you must submit an Amended Letter of Transmittal containing your instructions in accordance with the procedures contained in Section 3 of this Offer to Purchase or, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party.

This Supplement should be read in conjunction with the Original Offer to Purchase. Section references used in this Supplement refer to the Sections of the Original Offer to Purchase, as amended by this Supplement and as may be further amended or supplemented from time to time. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.

Each reference in the Original Offer to Purchase to “$9.00” is hereby amended by replacing it with “$9.50.”

Each reference in the Original Offer to Purchase to an expiration date or the Expiration Date is hereby amended further to read “5:00 p.m., New York City Time, on Monday, May 9, 2016.”

Each reference to the Letter of Transmittal shall be deemed to also include the Amended Letter of Transmittal delivered herewith. Each reference to Notice of Guaranteed Delivery shall be deemed to also include the Amended Notice of Guaranteed Delivery delivered herewith.

Under the heading “Amendments to Specific Provisions,” below, we have indicated other provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. Except as set forth herein, all of the terms and conditions of the Offer set forth in the Original Offer to Purchase shall continue to be applicable.

Additional copies of the Original Offer to Purchase, this Supplement, the Amended Letter of Transmittal and other Offer materials may be obtained from Morrow & Co., LLC, the information agent for this Offer (the “Information Agent”), and will be furnished at the Company’s expense. Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Supplement. Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares in the Offer. You should rely only on the information contained in this Offer to Purchase. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in Amended the Letter of Transmittal. If anyone makes any recommendation, gives you any information or makes any representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Depositary or the Information Agent.

SUMMARY OF THE AMENDED OFFER

This summary term sheet highlights the material provisions of this Supplement and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Supplement, and you should carefully read the full terms, descriptions and explanations contained in this Supplement and in the related Amended Letter of Transmittal. Unless the context requires otherwise, all references in this Summary Term Sheet to “we,” “us,” or “our” are to MPF InvestCo 4.

Who is offering to purchase my Shares?

MPF InvestCo 4 is a Delaware limited liability company. We were formed in Delaware on March 15, 2016. The Parent, the sole member of MPF InvestCo 4, beneficially owns a total of 2,102,427 Shares. See Section 9 for more information regarding us.

Why are we making the Offer and what are our plans for the Company?

We are seeking to acquire a significant number of the Company’s outstanding Shares because of our belief that the Shares are undervalued and represent an attractive investment opportunity. As a result of the Company commencing a “Dutch Auction” tender offer of shares of its own Common Stock and the Company’s unfair characterizations of our Offer we intend to seek representation on the Company’s Board of Directors. Such Board representation is not a condition to the Offer. We are concerned that through its “Dutch Auction,” the Company is attempting to cement control of the Company in the Stern family. To date, we have not had discussions with the Company with respect to Board representation, but following the filing of our First Amended Schedule TO on April 5, 2016, we reached out to Management to discuss Board representation for us and our representatives, however, Management has not responded to any such contact by us. We intend to continue trying to engage the Company in such discussions. In the event that the Company refuses to voluntarily provide us with Board representation or provide us with Board representation we deem satisfactory, we reserve all rights to seek the representation we deem appropriate.

Other than as disclosed above, we do not have any current plans, proposals or negotiations that relate to or would result in:

1.	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company or any of its subsidiaries;
2.	Any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries;
3.	Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company;
4.	Any change in the present board of directors or management of the subject company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;
5.	Any other material change in the subject company’s corporate structure or business, including, if the subject company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940;
6.	Any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; or
7.	Any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act;

Following the consummation of the Offer, we intend to review our investment in the Company on a continuing basis and engage in discussions with the Board of Directors and management and of the Company

i

concerning the Company’s business, operations, future plans, composition of the Board of Directors, strategic options, executive compensation, related party transactions, capital allocation, capital structure, investment activity, compensation of the Board of Directors, executive compensation, internal controls, tax matters, investor communications, and financial reporting.

Following the completion or termination of this Offer, MPF InvestCo 4, Parent and their affiliates reserve the right, in accordance with law, to buy or sell common stock of the Company at any time, on such terms and conditions as they deem appropriate.

What will be the purchase price for the Shares and what will be the form of payment?

The tender offer price is $9.50 per Share. If your Shares are purchased in the Offer, we will pay you the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the Offer expires. See Section 3. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

How many Shares is MPF InvestCo 4 offering to purchase in the Offer?

According to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 (the “Asta Funding Form 10-Q”), filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2016, as of February 5, 2016, there were 12,097,077 Shares, issued and outstanding. We are offering to purchase up to 3,000,000 Shares, which, together with the 2,102,427 Shares beneficially owned by the Parent, our sole member, would represent approximately 42.2% of the Company’s issued and outstanding Shares as of April 14, 2016. If more than 3,000,000 Shares are tendered, all Shares tendered will be purchased on a pro rata basis. We also expressly reserve the right to purchase additional Shares if more than 3,000,000 Shares are tendered, constituting up to 2% of the outstanding Shares, subject to applicable legal requirements. See Sections 1 and 14.

Does MPF InvestCo 4 have the financial resources to pay for the Shares?

We will have sufficient funds to purchase all of the Shares tendered in the Offer. The Parent, our sole member, has committed to contribute to MPF InvestCo 4 all amounts necessary to fund the Offer. The Offer is not conditioned upon any financing arrangements. See Section 12.

How long do I have to tender my Shares; can the Offer be extended, amended or terminated?

You may tender your Shares until the Offer expires. The Offer will expire at 5:00 p.m., New York City time, on May 9, 2016, unless extended (such time and date, as they may be extended, the “Expiration Time”). If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We encourage you to contact your broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline. See Section 1.

We may choose to extend the Offer at any time and for any reason, subject to applicable laws. We cannot assure you that we will extend the Offer. If we extend the Offer, we will delay the acceptance of any Shares that have been tendered on or before May 9, 2016 until the end of the extension period. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Section 1.

How will I be notified if MPF InvestCo 4 extends the Offer or amends the terms of the Offer?

We do not currently intend to extend the Offer. However, in the event that we do extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 1.

What are the significant conditions to the Offer?

The Offer is subject to customary conditions such as absence of a suspension in trading or a material change at the Company. The Offer is not conditioned on the availability of financing. See Section 14.

If I have not yet tendered my shares, how do I tender my Shares?

If you want to tender all or part of your Shares, you must do one of the following before 5:00 p.m., New York City time, on May 9, 2016, or any later time and date to which the Offer may be extended, or earlier as your broker or other nominee may require:

•	If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;
•	If you hold certificates in your own name, complete and sign an amended Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Amended Letter of Transmittal, to the Depositary for the Offer, at its address shown on the Amended Letter of Transmittal; or
•	If you are an institution participating in The Depositary Trust Company, tender your Shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase.

If you want to tender your Shares, but:

•	the certificates for your Shares are not immediately available or cannot be delivered to the Depositary by the expiration of the Offer;
•	you cannot comply with the procedure for book-entry transfer by the expiration of the Offer; or
•	your other required documents cannot be delivered to the Depositary by the expiration of the Offer;

you can still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3.

You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Amended Letter of Transmittal for more information.

If I tendered Shares under the Original Offer to Purchase and I do not wish to withdraw those Shares, do I need to do anything further?

No. If you have previously tendered your shares, and you do not wish to withdraw the tender of those shares or increase the number of shares tendered, you do not need to take any further action in response to this Supplement. As a result of the increase in the price per Share from $9.00 to $9.50, any shares previously tendered into the Offer at any price per share will now be deemed to have been tendered at $9.50.

If I tendered Shares under the Original Offer to Purchase and I wish to increase the number of Shares tendered, what do I need to do?

If you have previously tendered shares, and you wish to increase the number of shares tendered, you must withdraw all previously tendered shares in accordance with the procedures described in Section 4 of the Offer to Purchase and submit a new and later-dated Amended Letter of Transmittal (which will supersede your original Letter of Transmittal) containing your new instructions in accordance with the procedures contained in Section 3 of the Offer to Purchase or, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered shares be changed. See Section 3.

If I tendered Shares under the Company’s “Dutch Auction” Self Tender Offer and I wish to withdraw such Shares and tender Shares into this Offer, what do I need to do?

If you have previously tendered Shares in the Company’s “Dutch Auction,” Self Tender Offer for 3,000,000 shares at a price range of $9.50 per share to $10.25 per share (the “Dutch Auction’ Self Tender Offer”) and wish to withdraw such tender and tender your Shares into our Offer, you must follow the instructions contained in Section 4 of the Company’s offer to purchase (the “Company Offer to Purchase”), which, in part, provides that you must deliver, on a timely basis, a written or facsimile notice of your withdrawal to American Stock Transfer & Trust Company, LLC, the Company’s depositary (the “Company Depositary”), at one of its addresses appearing on the back cover page of the Company Offer to Purchase. Your notice of withdrawal from the “Dutch Auction” Self Tender Offer must specify your name, the number of Shares to be withdrawn and the name of the registered holder of such Shares. Some additional requirements apply if the certificates for Shares to be withdrawn from the “Dutch Auction” Self Tender Offer have been delivered to the Company Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3 of the Company Offer to Purchase. If you tendered your Shares in the “Dutch Auction” Self Tender Offer by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your Shares. Following the withdrawal of your Shares from the “Dutch Auction” Self Tender Offer, you must submit an Amended Letter of Transmittal containing your instructions in accordance with the procedures contained in Section 3 of this Offer to Purchase or, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party.

Once I have tendered Shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any Shares you have tendered at any time before 5:00 p.m., New York City time, on May 9, 2016, unless we extend the Offer, in which case you can withdraw your Shares until the expiration of the Offer, as extended. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after 60 days from the date of the commencement of the Offer if the Shares have not yet been accepted for payment as provided in this Offer to Purchase. See Section 4.

How do I withdraw Shares I previously tendered?

To properly withdraw Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. If you have used more than one Letter of Transmittal or Amended Letter of Transmittal or have otherwise tendered Shares in more than one group of Shares, you may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the required information is included. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of these Shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. If you have tendered your Shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct the nominee to arrange for the withdrawal of your Shares. See Section 4.

Has the Company’s Board of Directors adopted a position on the Offer?

After reviewing our Offer with financial and outside legal advisors a special committee of the Company’s Board of Directors (the “Special Committee”) and the Company’s Board of Directors, by unanimous vote of all of its directors at a meeting held on March 29, 2016 determined that our Offer is inadequate and not in the best interests of the Company and its stockholders. The Company’s and its Board of Director’s and management’s full response to our Offer is included in their Schedule 14D-9, as amended. As part of the Company’s response to our Offer, the Company on April 5, 2016 launched the “Dutch Auction” Self Tender Offer.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares, you will still own the same amount of Shares. See Section 7.

What is the recent market price for my Shares?

On March 14, 2016, the last full trading day before we announced the Offer, the closing market price for the Shares on the NASDAQ Global Select Market (“NASDAQ”) was $8.48 per Share. On April 14, 2016, the last full trading day prior to this announcement of our intention to increase the purchase price per Share of our Offer from $9.00 to $9.50 and extend the Expiration Date, the last reported closing price of the Shares on NASDAQ was $10.01 per share. You are urged to obtain current market quotations for the Shares before deciding whether to tender your Shares. See Section 6.

When will MPF InvestCo 4 pay for the Shares I tender?

We will pay the purchase price for the Shares we purchase, net to the seller in cash, less any applicable withholding tax and without interest, promptly after the expiration of the Offer. We may not be able to announce the final results of proration, if any, or pay for any Shares for several business days after the Expiration Time and proration period. See Section 2.

What are the United States federal income tax consequences if I tender my Shares?

The receipt of cash for Shares accepted for payment by us from tendering stockholders who are “United States persons” for United States federal income tax purposes will be treated as a taxable transaction for United States federal income tax purposes. You are encouraged to seek professional advice from your own advisors concerning the tax consequences applicable to your particular situation. See Section 5.

All stockholders should review the discussion in Section 5 regarding tax issues and consult their tax advisor regarding the tax effects of a tender of Shares.

Will I have to pay stock transfer tax if I tender my Shares?

We will pay all stock transfer taxes unless payment is made to, or if Shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Amended Letter of Transmittal. See Section 2.

Whom can I talk to if I have questions?

If you have any questions regarding the Offer, please contact the Information Agent, collect at (203) 658-9400 or toll-free at (800) 662-5200. Additional contact information for the Information Agent is set forth on the back cover of this Supplement.

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INTRODUCTION

To the Holders of Shares of Asta Funding:

MPF InvestCo 4 invites you to tender, for purchase by us, your Shares, par value $0.01 per Share, of Asta Funding. Upon the terms and subject to the conditions of this Offer to Purchase and the Amended Letter of Transmittal, we are offering to purchase up to a maximum of 3,000,000 Shares, at a price of $9.50 per Share, net to the seller in cash, less applicable withholding taxes and without interest.

The Offer will expire at 5:00 p.m., New York City time, on May 9, 2016, unless extended as described in Section 1 below.

We will purchase only those Shares properly tendered and not properly withdrawn. However, because of the proration provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered if more than the number of Shares we seek are properly tendered. We will return tendered Shares we do not purchase because of the proration provisions to the tendering stockholders at our expense promptly following the Expiration Time.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as described in Section 2, stock transfer taxes on the purchase of Shares by us in the Offer. If you own your Shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders your Shares on your behalf, the nominee may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

Our obligation to accept, and pay for, Shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 14.

After reviewing our Offer with financial and outside legal advisors a special committee of the Company’s Board of Directors (the “Special Committee”) and the Company’s Board of Directors, by unanimous vote of all of its directors at a meeting held on March 29, 2016 determined that our Offer is inadequate and not in the best interests of the Company and its stockholders. The Company’s and its Board of Director’s and management’s full response to our Offer is included in their Schedule 14D-9, as amended.

Any tendering stockholder or other payee that fails to complete, sign and return to the Depositary the Internal Revenue Service (“IRS”) Form W-9 included in the Amended Letter of Transmittal (or such other IRS form as may be applicable) may be subject to required United States backup withholding at a rate equal to 28% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer, unless such holder establishes that it is exempt from backup withholding.

According to the Asta Funding Form 10-Q, as of February 5, 2016, there were 12,097,077 Shares, entitled to one vote per Share, issued and outstanding. We are offering to purchase up to 3,000,000 Shares, which, together with the 2,102,427 Shares beneficially owned by the Parent, our sole member, would represent approximately 42.2% of the Company’s issued and outstanding Shares as of April 14, 2016.

Stockholders are encouraged to obtain current market quotations for the Shares before deciding whether to tender their Shares.

AMENDMENTS TO SPECIFIC PROVISIONS

1. Terms of the Offer

Section 1, subheader “General.”, is amended and restated in its entirety as follows:

General.

Upon the terms and subject to the conditions of the Offer, we will purchase up to 3,000,000 Shares at a price of $9.50 per Share, net to the seller, in cash, less any applicable withholding tax and without interest. The term “Expiration Time” means 5:00 p.m., New York City time, on May 9, 2016, unless we, in our sole discretion, extend the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See below for a description of our right to extend, delay, terminate or amend the Offer.

If the Offer is over-subscribed as described below, Shares tendered and not properly withdrawn will be subject to proration. The proration period and, except as described herein, withdrawal rights expire at the Expiration Time.

If we:

•	increase or decrease the price to be paid for the Shares above or below $9.50 per Share; or
•	increase or decrease the number of Shares purchasable in the Offer;

and the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 11:59 p.m., New York City time, on the tenth business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in this Offer to Purchase, then the Offer will be extended until the expiration of such ten business day period. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. to 11:59 p.m., New York City time.

The Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 14.

We will purchase only Shares properly tendered and not properly withdrawn. However, because of the proration provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered if more than 3,000,000 Shares are properly tendered and not properly withdrawn. We will return Shares that we do not purchase because of the proration provisions to the tendering stockholders at our expense promptly after the Offer expires.

If the number of Shares properly tendered in the Offer and not properly withdrawn prior to the Expiration Time is less than or equal to 3,000,000 Shares, or such greater number of Shares as we may elect to accept for payment, we will, subject to applicable law and upon the terms and subject to the conditions of the Offer, purchase all Shares so tendered.

3. Procedures for Tendering Shares

At the end of Section 3, the following paragraphs will be added:

Previously Tendered Shares.

If a stockholder has previously tendered shares and wishes to change the number of shares tendered, the stockholder must withdraw all previously tendered shares in accordance with the procedures described in Section 4 hereof, and submit a new Amended Letter of Transmittal expressing its new instructions with respect to the tender of such stockholder’s Shares.

Previously Tendered Shares in the Company’s “Dutch Auction” Self Tender Offer.

If a stockholder previously tendered Shares in the “Dutch Auction” Self Tender Offer and wish to withdraw such tender and tender your Shares into our Offer, you must follow the instructions contained in Section 4 of the Company’s offer to purchase (the “Company Offer to Purchase”), which, in part, provides that you must deliver, on a timely basis, a written or facsimile notice of your withdrawal to American Stock Transfer & Trust Company, LLC, the Company’s depositary (the “Company Depositary”), at one of its addresses appearing on the back cover page of the Company Offer to Purchase. Your notice of withdrawal from the “Dutch Auction” Self Tender Offer must specify your name, the number of Shares to be withdrawn and the name of the registered holder of such Shares. Some additional requirements apply if the certificates for Shares to be withdrawn from the “Dutch Auction” Self Tender Offer have been delivered to the Company Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3 of the Company Offer to Purchase. If you tendered your Shares in the “Dutch Auction” Self Tender Offer by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your Shares. Following the withdrawal of your Shares from the “Dutch Auction” Self Tender Offer, you must submit an Amended Letter of Transmittal containing your instructions in accordance with the procedures contained in Section 3 of this Offer to Purchase or, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party.

6. Price Range of the Shares; Dividends

Section 6 is amended and restated in its entirety as follows:

The Shares are traded on NASDAQ under the symbol “ASFI.” According to the Asta Funding Form 10-Q, as of February 5, 2016, the Company had 12,097,077 outstanding Shares. The following table sets forth, for the periods indicated, the reported high and low trading prices for the Shares on NASDAQ. The stock price information is based on published financial sources.

Asta Funding, Inc.

	High	Low
Fiscal Year 2014
First Quarter	$8.85	$7.94
Second Quarter	8.59	7.99
Third Quarter	8.77	8.03
Fourth Quarter	8.51	8.11
Fiscal Year 2015
First Quarter	$9.50	$7.81
Second Quarter	8.94	8.02
Third Quarter	8.40	8.00
Fourth Quarter	9.38	7.57
Fiscal Year 2016
First Quarter (Oct. 1 to Dec. 31, 2015)	$8.85	$7.51
Second Quarter (Jan. 1, 2016 to March 31, 2016)	9.25	6.82
Third Quarter (through April 14, 2016)	10.25	9.42

On March 14, 2016, the last full trading day before we announced the Offer, the closing market price for the Shares on NASDAQ was $8.48 per Share. On April 14, 2016, the last full trading day prior to this announcement of our intention to increase the purchase price per Share of our Offer from $9.00 to $9.50 and extend the Expiration Date, the last reported closing price of the Shares on NASDAQ was $10.01 per share.

We encourage stockholders to obtain a current market price for the Shares before deciding whether to tender their Shares.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015 (the “Asta Funding 2015 Form 10-K”), filed with the SEC on December 14, 2015, the Company has not paid any dividends for fiscal years 2015 and 2014.

According to the Asta Funding Form 10-Q, as of February 5, 2016, there were 12,097,077 Shares, issued and outstanding. We are offering to purchase up to 3,000,000 Shares, which, together with the 2,102,427 Shares beneficially owned by the Parent, our sole member, would represent approximately 42.2% of the Company’s issued and outstanding Shares as of April 14, 2016.

7.	Possible Effects of the Offer on the Market for the Shares; Margin Regulations

Section 7 is amended and restated in its entirety as follows:

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

Margin Regulations.  The Shares currently qualify as “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

9.	Information About MPF InvestCo 4

Section 9 is hereby amended and restated in its entirety as follows:

MPF InvestCo 4 is a Delaware limited liability company who is a direct, wholly-owned subsidiary of The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company, with its principal executive offices located at c/o Maples Corporate Services, Ltd., P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104. MPF InvestCo 4’s telephone number is (646) 450-0418. MPF InvestCo 4 has not conducted any business other than in connection with the Offer. The Parent has committed to contribute up to $28,500,000 prior to acceptance of Shares for payment pursuant to this Offer to Purchase. Mangrove Partners, the investment manager of the Parent, is a Registered Investment Adviser with the SEC. As of January 1, 2016, Mangrove Partners had approximately $473,418,580 Assets Under Management, substantially all of such Assets Under Management were with the Parent. The aggregate offer price of $28,500,000 is approximately six percent of Mangrove Partners’ total Assets Under Management. Mangrove Partners’ Assets Under Management has increased from approximately $321,000,000 on January 1, 2014 to approximately $449,000,000 on January 1, 2015 to approximately $473,000,000 on January 1, 2016. The Parent in each instance represents substantially all of the Assets Under Management.

None of MPF InvestCo 4, the Parent, their affiliates or any of their executive officers or directors have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and was not a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following is the structure and ownership of the Parent:

(i)	The Mangrove Partners Fund, L.P., a Delaware limited partnership (“Mangrove Fund”), is a controlling shareholder of the Parent;
(ii)	Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (“Mangrove Fund Cayman”), is a significant shareholder of the Parent;
(iii)	Mangrove Partners, a Cayman Islands exempted company, is the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman;
(iv)	Mangrove Capital, a Cayman Islands exempted company, is the general partner of Mangrove Fund;
(v)	Nathaniel August, is the director of each of Mangrove Partners and Mangrove Capital.

Set forth below is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors of the Parent and Mangrove Fund Cayman. Mr. August is the sole director of Mangrove Partners and Mangrove Capital.

Directors of The Mangrove Partners Master Fund, Ltd. and Mangrove Partners Fund (Cayman), Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Nathaniel August, Director	Director of Mangrove Partners and Mangrove Capital	645 Madison Avenue, 14th Floor, New York, New York 10022	USA
David Bree, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands
Kevin Phillip, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Trinidad and Tobago

10. Past Contacts with Asta Funding

The following paragraph is added to the end of Section 10:

Following the filing of our First Amended Schedule TO on April 5, 2016, we reached out to Management to discuss Board representation for us and our representatives, however, Management has not responded to any such contact by us. Such Board representation is not a condition to the Offer.

11. Purpose of the Offer

Section 11 is hereby amended and restated as follows:

We are seeking to acquire a significant number of the Company’s outstanding Shares because of our belief that the Shares are undervalued and represent an attractive investment opportunity. As a result of the Company commencing a “Dutch Auction” tender offer of shares of its own Common Stock and the Company’s unfair characterizations of our Offer, we intend to seek representation on the Company’s Board of Directors. Such Board representation is not a condition to the Offer. We are concerned that through its “Dutch Auction,” the Company is attempting to cement control of the Company in the Stern family. To date, we have not had discussions with the Company with respect to Board representation, but following the filing of our First Amended Schedule TO on April 5, 2016, we reached out to Management to discuss Board representation for us and our representatives, however, Management has not responded to any such contact by us. We intend to continue trying to engage the Company in such discussions. In the event that the Company refuses to voluntarily provide us with Board representation or provide us with Board representation we deem satisfactory, we reserve all rights to seek the representation we deem appropriate. We believe that the Company and its management have been misleading about our Offer by stating in its Schedule 14D-9 Solicitation/Recommendation Statement that our Offer is “opportunistic and would transfer current and future value of Asta to Mangrove at a price we believe does not represent the value of Asta’s assets, business and prospects” and “It is clear that the Mangrove Offer seeks to take advantage of a dip in Asta’s stock price.”

We believe the following table showing the total return, including dividends, of the Company’s stock price prior to March 1, 2016, the day prior to the filing of our original Schedule 13D, clearly supports our view of the Company’s management and its long-term track record of underperformance:

1Yr	3Yr	5Yr	10Yr
Daily	Daily	Daily	Weekly
3/1/2015 – 3/1/2016	3/1/2013 – 3/1/2016	3/1/2011 – 3/1/2016	3/03/2006 – 2/26/2016

	1Yr	3Yr	5Yr	10Yr
IWM Equity	-13.13%	20.30%	40.35%	61.67%
ASFI US Equity	-12.04%	-22.07%	-8.95%	-76.88%

Other than as disclosed herein, we do not have any current plans, proposals or negotiations that relate to or would result in:

1.	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company or any of its subsidiaries;
2.	Any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries;
3.	Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company;
4.	Any change in the present board of directors or management of the subject company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;
5.	Any other material change in the subject company's corporate structure or business, including, if the subject company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940;
6.	Any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; or
7.	Any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act;

Following the consummation of the Offer, we intend to review our investment in the Company on a continuing basis and engage in discussions with the Board of Directors and management and of the Company concerning the Company’s business, operations, future plans, composition of the Board of Directors, strategic options, executive compensation, related party transactions, capital allocation, capital structure, investment activity, compensation of the Board of Directors, executive compensation, internal controls, tax matters, investor communications, and financial reporting.

Following the completion or termination of this Offer, MPF InvestCo 4, Parent and their affiliates reserve the right, in accordance with law, to buy or sell common stock of the Company at any time, on such terms and conditions as they deem appropriate.

12. Source and Amount of Funds

Section 12 is hereby amended and restated as follows:

Assuming that the Offer is fully subscribed, the aggregate purchase price will be a maximum of $28,500,000. We anticipate that we will pay for the Shares tendered in the Offer, as well as paying related fees and expenses, from our cash and cash equivalents. The Parent, our sole member, has committed to contribute to MPF InvestCo 4 all amounts necessary to fund the Offer. The Offer is not conditioned upon any financing arrangements.

14. Conditions of the Offer

Condition (e) in Section 14 is amended and restated as follows:

(e)	the Company has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) the Company has increased either or both of the minimum or maximum purchase price in its “Dutch Auction” Self Tender Offer, the Company has extended the Expiration Date of its “Dutch Auction” Self Tender Offer or if it does not cancel its “Dutch Tender” Self Tender Offer, (iv) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (v) permitted the issuance or sale of any shares of any class of capital stock of the Company, (vi) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (vii) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any comparable event not in the ordinary course of business, (ix) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to us or any of our affiliates, (x) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for Shares by us, (xi) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company, or we shall have become aware of any such action which was not previously announced, (xii) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that the Company shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed or (xiii) authorized, recommended, proposed, announced its intent to enter into, adopted, established, or entered into a stockholder rights agreement or similar type plan; or

New condition (g) is added as follows:

(g)	NASDAQ informs either the Company or us in writing that as a direct result of our Offer the Company will be delisted from NASDAQ.

The last paragraph in Section 14 is deleted in its entirety and replaced with the following:

All the foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the Offer in our reasonable discretion, provided, however, we may not terminate the Offer based on any actions or inactions which are completely within our control. We will promptly advise stockholders following the trigger of a condition whether we will assert the condition and terminate the Offer, or waive it and proceed with the Offer. Any determination by us concerning the events described in this Section 14 will be final and binding upon all parties.

You should only rely on the information contained in the Original Offer to Purchase and this Supplement or to which we have referred to you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your Shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in the Original Offer to Purchase, this Supplement or in the Amended Letter of Transmittal. If anyone makes any recommendation, gives you any information or makes any representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Depositary or the Information Agent.

MPF InvestCo 4, LLC

April 15, 2016

The Amended Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company, or by such stockholder’s bank, broker, dealer, trust company or other nominee, to the Depositary as follows:

The Depositary for the Tender Offer is:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Mail or Hand Delivery:	By Facsimile Transmission:
Continental Stock Transfer & Trust Company	For Eligible Institutions Only:
Attn: Reorganization Dept.	(212) 616-7610
17 Battery Place, 8th Floor	For Telephonic Confirmation of Facsimile Receipt:
New York, NY 10004	(917) 262-2378

Delivery of the Amended Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of this Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery should be directed to the Information Agent.

The Information Agent for the Offer is:

470 West Avenue
Stamford, CT 06902

Stockholders Call Toll Free: (800) 662-5200
Banks and Brokerage Firms, Please Call: (203) 658-9400
E-mail: tenderinfo@morrowco.com